Room 4561

September 8, 2006

Dr. Pehong Chen
President and Chief Executive Officer
BroadVision, Inc.
585 Broadway
Redwood City, California 94063

Re: BroadVision, Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed August 15, 2006
File No. 333-131540

Form 10-Q for the quarter ended March 31, 2006
File No. 0-28252

Dear Dr. Chen:

We have reviewed your amended filing and response letter filed August 15, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

1.   Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information.

2.   We note your incorporation by reference of your financial statements set forth in your recently filed Forms 10-K and 10-Q and that you have yet to file your Form 10-Q for the quarter ended June 30, 2006. Accordingly, it does not appear that incorporation by reference is available to you pursuant to General Instruction VII.B. of Form S-1. Nevertheless, were incorporation by reference available, it does not appear that you are able to incorporate by reference any future filings under Form S-1 nor that you have incorporated by reference all necessary reports pursuant to Item 12(a)(2) of Form S-1. Please revise as appropriate.

Questions & Answers About the Rights Offering

What is the purpose of the rights offering?, page ii

3.   We note your response to comment 2 of our letter dated March 1, 2006. Please state that the notes held by Honu Holdings were convertible into 5,625,000 shares, at an effective conversion rate of $2.76 per share, prior to the renegotiation of the note terms to induce the conversion by the holder. Please further elaborate on the impetus for the amendment in the conversion terms and the nature of the "liquidity challenges" that prompted the amendment of the notes in connection with the agreement to convert them.

4.   We note your response to comment 8 of our letter dated March 1, 2006. In your response letter, please describe the events that led to your decision to allow holders of warrants to participate in the subscription offering. Explain when this decision occurred and discuss how the warrant holders who will participate included? Consider expanding the prospectus to inform investors why you decided to distribute the subscription rights to warrant holders.

Item 17. Undertakings

5.   We note your undertaking pursuant to your reliance on Rule 430B of the Securities Act. As it does not appear that Form S-3 is available to you to register a primary offering, Rule 430B would not be applicable. Please explain to us your reliance on Rule 430B as opposed to Rule 430C with respect to your offering or otherwise revise as appropriate.

Form 10-Q for the quarter ended March 31, 2006

6.   We note that as disclosed on pages 64 and 65 of your registration statement and in your Form 10-K for the year ended December 31, 2005 management determined your disclosure controls and procedures to not be effective as of December 31, 2005 in light of a material weakness identified in your internal control over financial reporting. We further note that there were no changes to your internal control over financial reporting for the quarters ended December 31, 2005 and March 31, 2006. In light of the foregoing, please advise of the basis for management's determination that your disclosure controls and procedure are effective as of March 31, 2006 and the events that occurred that underlie the change in the conclusion as to the effectiveness.

7.   With respect to your disclosure that management determined your disclosure controls and procedures were effective, such disclosure suggests that your disclosure controls and procedures are designed, but only to the extent of "ensur[ing] that material information relating to [y]our company, including [y]our consolidated subsidiaries, is made known to [y]our chief executive officer and chief financial officer by others within those entities particularly during the period in which this report was being prepared," and effective, but

only to the extent of "providing reasonable assurance that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the [our] rules and forms." This formulation appears to vary from the requirements of Rules 13a-15(b) and (e) under the Exchange Act and does not address whether the necessary information "is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Subject to our prior comment above, please advise us whether your chief executive officer and chief financial officer have determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective as of March 31, 2006. Please confirm that you will note this comment with respect to preparing future reports.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Peter H. Werner
        Cooley Godward LLP
        101 California Street, Fifth Floor
        San Francisco, California 94111
        Telephone: (415) 693-2000
        Facsimile: (415) 693-2222